
03020681

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

ACE Securities Corp.	**0001063292**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, May 23, 2003, Series 2003-FM1	**333-81236**

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
MAY 28 2003
THOMSON FINANCIAL


RECEIVED
MAY 2 7 2003
188
WASH, D.C.
SECTION

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 23, 2003

ACE SECURITIES CORP.

By: ______________________
Name: Douglas K. Johnson
Title: President

By: ______________________
Name: Evelyn Echevarria
Title: Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

New Issue Computational Materials

$440,816,000 *(Approximate)*

Ace Securities Corp.
Home Equity Loan Trust, Series 2003-FM1

Ace Securities Corp.
Depositor

Fremont Investment & Loan
Originator

May 21, 2003

The analysis in this report is based on information provided by Ace Securities Corp. (the "Seller"). Deutsche Bank Securities Inc. ("DBSI") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by DBSI and will be superseded by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and DBSI is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus Supplement and Prospectus relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBSI in reliance upon information furnished by the Seller. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES (OTHER THAN DBSI). DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

Ace Securities Corp, Home Equity Loan Trust, Series 2003-FM1

Computational Materials: Preliminary Term Sheet

$440,816,000 (Approximate)

Overview

To 10% Call

Certificates	Amount [1]	Type	WAL (Years)	Payment Delay (days)	Interest Accrual Basis	Principal Payment Window (months)	Assumed Final Distribution Date	Expected Ratings (Moody's / S&P / Fitch)
A-1	$298,374,000	Floating	2.19	0	ACT/360	06/03 - 02/10	[Nov. 2032]	Aaa / AAA / AAA
A-2	$67,458,000	Floating	2.19	0	ACT/360	06/03 - 02/10	[Nov. 2032]	Aaa / AAA / AAA
A-IO	$45,445,000[2]	Interest Only	1.12[3]	24	30/360	06/03 - 11/05	[Oct. 2005]	Aaa / AAA / AAA
M-1	$27,267,000	Floating	4.76	0	ACT/360	11/06 - 02/10	[Nov. 2032]	Aa2 / AA / AA
M-2	$26,131,000	Floating	4.65	0	ACT/360	08/06 - 02/10	[Nov. 2032]	A2 / A / A
M-3	$4,544,000	Floating	4.61	0	ACT/360	08/06 - 02/10	[Nov. 2032]	A3 / A- / A-
M-4	$7,953,000	Floating	4.59	0	ACT/360	07/06 - 02/10	[Nov. 2032]	Baa1 / BBB+ / BBB+
M-5	$9,089,000	Floating	4.58	0	ACT/360	06/06 - 02/10	[Nov. 2032]	Baa2 / BBB / BBB
M-6	Not Offered							
Total	$440,816,000							

(1) Subject to a 10% variance
(2) Notional Amount
(3) Modified Duration

Transaction Overview

Certificates:	□	The Class A-1 Certificates and the Class A-2 Certificates (together, the "Senior Certificates" or "Class A Certificates"), the Class A-IO Certificates (the "IO Certificates"), the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (the "Mezzanine Certificates"). The Class A-1 Certificates and the Class A-IO-1 component of the Class A-IO Certificates are backed by conforming balance fixed rate and adjustable-rate first and second lien mortgage loans ("Group I Mortgage Loans") and the Class A-2 Certificates and the Class A-IO-2 component of the Class A-IO Certificates are backed by fixed and adjustable-rate first and second lien mortgage loans with non-conforming principal balances ("Group II Mortgage Loans"). The Mezzanine Certificates are supported by all of the mortgage loans. The Senior Certificates along with the Mezzanine Certificates and the IO Certificates are referred to herein as the "Certificates." The pass-through rate on the Class A-1 Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rates on the Class A-2 Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rates on the Mezzanine Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Pass-Through Rate.
Distribution Date:	□	25th of each month (or the next business day if such day is not a business day) commencing in June 2003.
Prepayment Pricing Speed:	□	28% CPR
Settlement Date:	□	On or about May 30, 2003
Cut-off Date:	□	May 1, 2003

Transaction Overview

Depositor: Ace Securities Corp. ("Ace")

Collateral Description: As of the Cut-off Date, the Mortgage Loans will consist of approximately 3,732 adjustable-rate and fixed-rate, first and second lien, closed-end, mortgage loans. The aggregate outstanding principal balance of all of the Mortgage Loans is approximately $454,449,306 as of the Cut-off Date. The Mortgage Loans will be separated into two groups. The Group I Mortgage Loans will represent approximately 3,351 conforming balance fixed and adjustable-rate Mortgage Loans totaling $370,650,578 and the Group II Mortgage Loans will represent approximately 381 fixed and adjustable-rate Mortgage Loans with non-conforming principal balances totaling $83,798,728.

Originator: Fremont Investment & Loan

Servicer: Primary servicing will be provided by Litton Loan Servicing LP.

Servicing Advances: The servicer will collect monthly payments of principal and interest on the mortgage loans and will be obligated to make advances of delinquent monthly principal and interest payments. The servicer is required to advance delinquent payments of principal and interest on the mortgage loans only to the extent such amounts are deemed recoverable. The servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.

Credit Enhancement:

A. Initial Subordination (% Orig.)

Class A	19.50%
Class M-1	13.50%
Class M-2	7.75%
Class M-3	6.75%
Class M-4	5.00%
Class M-5	3.00%
Class M-6	2.00%

B. Overcollateralization ("OC")

Initial OC (% Orig.)	2.00%
OC Target (% Orig.)	2.00%
Stepdown (% of Current)	4.00%
OC Floor (% Orig.)	0.50%

C. Excess Spread

- Initially equal to approximately [551] bps per annum (before losses).

Optional Termination: On any distribution date on which the aggregate outstanding principal balance of the mortgage loans as of the related determination date is less than 10% of their aggregate outstanding principal balance as of the Cut-off Date, the owner of a non-offered subordinate certificate will have the option to purchase from the trust all remaining mortgage loans causing an early retirement of the Certificates; provided, however, that if the owner of such non-offered subordinate certificate is an affiliate of the Seller, such owner will not have the option to purchase from the trust all remaining mortgage loans causing an early retirement of the Certificates.

Transaction Overview		
Record Date:	□	The Record Date for the Certificates (other than the Class A-IO Certificates) will be the business day immediately preceding the related Distribution Date. The Record Date for the Class A-IO Certificates will be the last day of the month immediately preceding the month in which the Distribution Date occurs.
Determination Date:	□	The Determination Date with respect to any Distribution Date is the [10]th day of the month in which the Distribution Date occurs or, if such day is not a business day, on the immediately preceding business day.
Trustee:	□	Wells Fargo Bank Minnesota, National Association
Custodian:	□	Wells Fargo Bank Minnesota, National Association
Taxation:	□	One or more REMIC elections will be made for designated portions of the Trust (exclusive of certain shortfall payments).
ERISA Considerations:	□	All of the Offered Certificates are expected to be ERISA-eligible.
Form of Registration:	□	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denomiations:	□	$25,000 and integral multiples of $1 in excess thereof.
Underwriter:	□	Deutsche Bank Securities Inc.

Structure Overview

Interest Accrual Period:	Interest will initially accrue on all Certificates other than the Class A-IO Certificates from the Closing Date to (but excluding) the first Distribution Date, and thereafter, from the prior Distribution Date to (but excluding) the current Distribution Date on an actual/360 basis. The Certificates, other than the Class A-IO Certificates, will initially settle flat (no accrued interest). The Class A-IO Certificates will accrue interest during the calendar month immediately preceding the month in which the Distribution Date occurs on a 30/360 basis (24 day delay).
Interest Distribution Amount:	For the Certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance (or, with respect to the Class A-IO Certificates, the Class A-IO Notional Balance) of that class immediately prior to such Distribution Date at the then applicable pass-through rate for such class, and reduced (to not less than zero), in the case of each such class, by the allocable share, if any, for such class of prepayment interest shortfalls to the extent not covered by Compensating Interest paid by the Servicer shortfalls resulting from the application of the Soldiers' and Sailors' Civil Relief Act of 1940 or similar state laws.
Senior Interest Distribution Amount:	For the Class A Certificates and the Class A-IO Certificates on any Distribution Date is an amount equal to the sum of the Interest Distribution Amount for such Distribution Date for each such class and the Interest Carry Forward Amount, if any, for such Distribution Date for each such class.
Coupon Step-up:	On the Distribution Date following the first possible optional termination date, the margins on the Class A Certificates will increase by 100% and the margins on the Class M-1, M-2, M-3, M-4, M-5 and Class M-6 Certificates will increase by 50%, subject to the applicable Net WAC Pass-Through Rate.
Class A-IO Notional Amount:	Class A-IO consists of two components – A-IO-1 and A-IO-2. The component A-IO-1 notional balance is equal to the lesser of (i) the aggregate principal balance of the Mortgage Loans in Group I and (ii) $37,065,000 for months 1-30; and thereafter, $0. The component A-IO-2 notional balance is equal to the lesser of (i) the aggregate principal balance of the Mortgage Loans in Group II and (ii) $8,380,000 for months 1-30; and thereafter, $0.
Class A-IO Pass-Through Rate:	The component A-IO-1 will receive a coupon pursuant to the following schedule: month 1-10, 5.5%; months 11-20, 4.5%; months 21-30, 3.5%; and thereafter, 0.00%, subject in each case to the applicable Net WAC Pass-Through Rate.
	The component A-IO-2 will receive a coupon pursuant to the following schedule: month 1-10, 5.5%; months 11-20, 4.5%; months 21-30, 3.5%; and thereafter, 0.00%, subject in each case to the applicable Net WAC Pass-Through Rate.
Compensating Interest	The servicer will be required to cover Prepayment Interest Shortfalls in full up to one half of the Servicing Fee payable to the servicer.
Expense Adjusted Net Mortgage Rate:	For any Mortgage Loan for any Distribution Date shall be a per annum rate equal to the applicable Mortgage Rate for such Mortgage Loan as of the first day of the month preceding the month in which such Distribution Date occurs minus the sum of the Administrative Fees.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which the Distribution Date occurs and ends on the first day of the month in which the Distribution Date occurs.
Prepayment Period:	The Prepayment Period with respect to any Distribution Date shall be the calendar month immediately preceding the Distribution Date.
Administrative Fees:	The Trustee Servicer, and Custodian will be paid monthly fees on the outstanding principal balance of the Mortgage Loans. These fees ("Administrative Fees") initially aggregate to a weighted average cost of approximately [51.0] basis points for the Mortgage Loans.

Structure Overview		
Net WAC Pass-Through Rate:	☐	A-IO-1 Component of the Class A-IO Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans.
	☐	A-IO-2 Component of the Class A-IO Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Group II Mortgage Loans.
	☐	Class A-1 Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of Group I Mortgage Loans minus the pass-through rate for the A-IO-1 component of the Class A-IO Certificates multiplied by a fraction, the numerator of which is the A-IO-1 Notional Balance of the Class A-IO Certificates immediately prior to such Distribution Date and the denominator of which is the aggregate outstanding principal balance of the Group I Mortgage Loans as of the first day of the month preceding the month of such Distribution Date, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.
	☐	Class A-2 Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of Group II Mortgage Loans minus the pass-through rate for the A-IO-2 component of the Class A-IO Certificates multiplied by a fraction, the numerator of which is the A-IO-2 Notional Balance of the Class A-IO Certificates immediately prior to such Distribution Date and the denominator of which is the aggregate outstanding principal balance of the Group II Mortgage Loans as of the first day of the month preceding the month of such Distribution Date, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.
	☐	Mezzanine Certificates. The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of (i) the Group I Mortgage Loans (less the pass-through rate for the A-IO-1 component of the Class A-IO Certificates multiplied by a fraction, the numerator of which is the Notional Balance of the A-IO-1 Component of the Class A-IO Certificates and the denominator of which is the aggregate outstanding principal balance of the Mortgage Loans as of the first day of the month preceding the month of such Distribution Date, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) and (ii) Group II Mortgage Loans (less the pass-through rate for the A-IO-2 component of the Class A-IO Certificates multiplied by a fraction, the numerator of which is the Notional Balance of the A-IO-2 Component of the Class A-IO Certificates and the denominator of which is the aggregate outstanding principal balance of the Mortgage Loans as of the first day of the month preceding the month of such Distribution Date, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) in each case after subtracting from the aggregate principal balance of each loan group, the certificate principal balance of the related Class A Certificates.
Net WAC Pass-Through Rate Carryover Amount:	☐	If on any Distribution Date the Pass-Through Rate for any class of the 2003-FM1 Certificates is limited by the related Net WAC Pass-Through Rate, the "Net WAC Pass-Through Rate Carryover Amount" for such class will be equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such class based on one month Libor plus the related margin over (b) the amount of interest accrued on such class based on the related Net WAC Pass-Through Rate and (ii) the unpaid portion of any related Net WAC Pass-Through Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion of one month Libor plus the related margin for the most recently ended Accrual Period. Any Net WAC Pass-Through Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.
Group I Cap Agreement:	☐	On the Closing Date, the Trustee will enter into a "Group I Cap Agreement" to make payments in respect of any Net WAC Pass-Through Rate Carryover Amounts as described herein. The notional balance of the Group I Cap Agreement will be based upon the schedule on p. 14.
Group II Cap Agreement:	☐	On the Closing Date, the Trustee will enter into a "Group II Cap Agreement" to make payments in respect of any Net WAC Pass-Through Rate Carryover Amounts as described herein. The notional balance of the Group II Cap Agreement will be based upon the schedule on p. 14.

Structure Overview

Credit Enhancement:

- Excess interest
- Overcollateralization
- Subordination

Credit Enhancement Percentage:

- The Credit Enhancement Percentage for any class and any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (which includes the Overcollateralization Amount) by (y) the aggregate principal balance of the Mortgage Loans, calculated after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and distribution of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on the Distribution Date.

Initial Credit Enhancement Percentage

Class	Rating (Moodys / S&P / Fitch)	Percent
A	Aaa / AAA / AAA	19.50%
M-1	Aa2 / AA / AA	13.50%
M-2	A2 / A / A	7.75%
M-3	A3 / A- / A-	6.75%
M-4	Baa1 / BBB+ / BBB+	5.00%
M-5	Baa2 / BBB / BBB	3.00%
M-6	Baa3 / BBB- / BBB-	2.00%

Net Monthly Excess Cashflow:

- For any Distribution Date is equal to the sum of (i) any Overcollateralization Reduction Amount and (ii) the excess of the Available Distribution Amount over the sum of (x) with respect to the Class A and the Class A-IO Certificates, the Senior Interest Distribution Amount for such Distribution Date, (y) with respect to the Mezzanine Certificates, the Interest Distribution Amount for such Distribution Date and (z) the amount of principal required to be distributed to the holders of the Certificates on such Distribution Date.

Overcollateralization:

- Overcollateralization refers to the amount by which the aggregate principal balance of the Mortgage Loans exceeds the Certificate Principal Balance of the Certificates. This excess (the "Overcollateralization Amount") is intended to protect the certificateholders against shortfalls in payments on the Certificates. The required Overcollateralization Amount for the Certificates, which will be fully established at issuance, is anticipated to be 2.00% of the original pool balance. If, due to losses, the Overcollateralization Amount is reduced below 2.00%, excess spread, if any is available, will be applied to first pay principal on the Class A Certificates, then principal on the Mezzanine Certificates.

Overcollateralization Stepdown:

- On or after the Stepdown Date and if a Trigger Event has not occurred, the overcollateralization amount will be allowed to be reduced to 4.00% of the then current balance of the mortgage pool, subject to a floor of approximately $2,272,247.

Overcollateralization Increase Amount:

- An Overcollateralization Increase Amount for any Distribution Date is the amount of Net Monthly Excess Cashflow actually applied as an accelerated payment of principal to the extent the required Overcollateralization Amount exceeds the current Overcollateralization Amount.

Overcollateralization Reduction Amount:

- An Overcollateralization Reduction Amount for any Distribution Date is the amount by which the current Overcollateralization Amount exceeds the required Overcollateralization Amount after taking into account all other distributions to be made on the Distribution Date.

Structure Overview

Stepdown Date: Is the earlier of (i) the first Distribution Date on which the Certificate Principal Balances of the Class A Certificates have been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in June 2006 and (y) the first Distribution Date on which the Credit Enhancement Percentage is less greater than or equal to 39.00%.

Trigger Event: With respect to any Distribution Date, a Trigger Event is in effect if (x) the percentage obtained by dividing (i) the principal amount of Mortgage Loans delinquent 60 days or more by (ii) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month exceeds [41]% of the Credit Enhancement Percentage or (y) the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring In	Percentage
June 2006 to May 2007	[3.25]%, plus 1/12th of [1.50]% for each month thereafter
June 2007 to May 2008	[4.75]%, plus 1/12th of[1.00]% for each month thereafter
June 2008 to May 2009	[5.75]%, plus 1/12th of [1.00]% for each month thereafter
June 2009 to May 2010	[6.75]%, plus 1/12th of [0.25]% for each month thereafter
June 2010 and thereafter	[7.00]%

Available Distribution Amount: For any Distribution Date, net of the Administrative Fees, an amount equal to (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due on the related Due Date and received on or prior to the related Determination Date, (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the Prepayment Period), (iii) all P&I Advances with respect to the Mortgage Loans received for the Distribution Date, and (iv) all compensating interest paid by the servicer in respect of prepayment interest shortfalls for the related due period.

Payment Priority: On each Distribution Date, Available Funds from the Mortgage Loans will be distributed as follows:

1. To pay interest on the Class A Certificates and the Class A-IO Certificates, pro rata, including any accrued unpaid interest from a prior Distribution Date and then to pay interest excluding any accrued unpaid interest from a prior Distribution Date to the Mezzanine Certificates.
2. To pay principal on the Class A Certificates in accordance with the principal payment provisions described below.
3. To pay principal to the Mezzanine Certificates in accordance with the principal payment provisions described below.
4. From Excess Interest, if any, to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the required Overcollateralization Amount.
5. From Excess Interest, if any, to pay the Interest Carry Forward Amounts on the Mezzanine Certificates.
6. From Excess Interest, if any, to pay the Net WAC Pass-Through Rate Carryover Amount on the Class A and the Mezzanine Certificates in the same order of priority as described in 1 above.
7. To pay any remaining amount to the non-offered Certificates in accordance with the Pooling and Servicing Agreement.

Structure Overview

Interest Distributions:

- On each Distribution Date, interest shall be payable to the Certificates from the Available Distribution Amount in the following order of priority:
  - first, concurrently to the holders of the Class A and the Class A-IO Certificates, pro-rata, the Senior Interest Distribution Amount allocable to each class;
  - second, to the holders of the Class M-1 Certificates, the Interest Distribution Amount allocable to the Class M-1 Certificates;
  - third, to the holders of the Class M-2 Certificates, the Interest Distribution Amount allocable to the Class M-2 Certificates;
  - fourth, to the holders of the Class M-3 Certificates, the Interest Distribution Amount allocable to the Class M-3 Certificates;
  - fifth, to the to the holders of the Class M-4 Certificates, the Interest Distribution Amount allocable to the Class M-4 Certificates;
  - sixth, to the to the holders of the Class M-5 Certificates, the Interest Distribution Amount allocable to the Class M-5 Certificates; and
  - seventh, to the to the holders of the Class M-6 Certificates, the Interest Distribution Amount allocable to the Class M-6 Certificates.
- In the event that the Available Distribution Amount is insufficient to pay the full amount of the Senior Interest Distribution Amount or the Interest Distribution Amount, as applicable, to a class of Certificates, the amount of such shortfall (the "Interest Carry Forward Amount") together with any Interest Carry Forward Amounts from previous Distribution Dates will bear interest at the pass-through rate applicable to the affected Certificates and will be paid to the applicable Certificates on subsequent Distribution Dates to the extent funds are available therefor.
- On any Distribution Date, distributions of the Senior Interest Distribution Amount or the Interest Distribution Amount, as applicable, for a class of Certificates will be made in respect of that class of Certificates on a pari passu basis, based on the Certificate Principal Balance of the Certificates of such class.

Senior Principal Distribution Amount:

- Until the Stepdown Date, or if a Trigger Event occurs, the Class A Certificates will receive the principal collected on the Mortgage Loans plus any Excess Interest required to maintain the required Overcollateralization Amount until the Certificate Principal Balance of the Class A Certificates have been reduced to zero. On or after the Stepdown Date, if no Trigger Event occurs, principal paid on the Class A Certificates will be an amount such that the Class A Certificates will maintain a [39.00]% Credit Enhancement Percentage (2x the Class A Initial Credit Enhancement Percentage).
- The Class A Principal Distribution Amount will generally be distributed to the holders of the Class A-1 Certificates and the Class A-2 together, on a pro rata basis, based on the related Class A principal allocation percentage (for any Distribution Date, the percentage equivalent of a fraction, the numerator of which is the principal remittance amount for the Group I Mortgage Loans (in the case of the Class A-1 Certificates) or the principal remittance amount for the Group II Mortgage Loans (in the case of the Class A-2 Certificates) and the denominator of which is equal to the principal remittance amount for all of the Mortgage Loans) for each such class for such Distribution Date.
- Notwithstanding the foregoing, if the Certificate Principal Balance of any class of Class A Certificates is reduced to zero, then the remaining amount of principal distributions distributable to the holders of such Class A Certificates on that Distribution Date, and the amount of principal distributions distributable to the holders of such Class A Certificates on subsequent Distribution Dates, will be distributed to the holders of the other class of Class A Certificates remaining outstanding in the manner and order of priority described in the preceding paragraph, until the Certificate Principal Balance of such class of Class A Certificates remaining outstanding has been reduced to zero.

Structure Overview	
Subordinate Principal Distribution Amount:	□ The Class M Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid on the Class M Certificates, first on the Class M-1 Certificates until it reaches a 27.00% Credit Enhancement Percentage (2x the Class M-1 Initial Credit Enhancement Percentage), second on the Class M-2 Certificates until it reaches 15.50% Credit Enhancement Percentage (2x the Class M-2 Initial Credit Enhancement Percentage), third to the Class M-3 Certificates until it reaches a 13.50% Credit Enhancement Percentage (2x the Class M-3 Initial Credit Enhancement Percentage), fourth to the Class M-4 Certificates until it reaches a 10.00% Credit Enhancement Percentage (2x the Class M-4 Initial Credit Enhancement Percentage), fifth to the Class M-5 Certificates until it reaches a 6.00% Credit Enhancement Percentage (2x the Class M-5 Initial Credit Enhancement Percentage) and), and sixth to the Class M-6 Certificates until it reaches a 4.00% Credit Enhancement Percentage (2x the Class M-6 Initial Credit Enhancement Percentage). □ If a Trigger Event occurs, principal payments will be paid first to the Class A Certificates in the manner and order of priority described under "Senior Principal Distribution Amount" and then sequentially to the Class M Certificates in their order of seniority, in each case until the Certificate Principal Balance of each such class has been reduced to zero.

Sensitivity Analysis
To 10% Call

AV-1	0% CPR	15% CPR	28% CPR	35% CPR	45% CPR
Avg Life (yrs)	17.50	4.29	2.19	1.56	1.02
Modified Duration @ par (yrs)	14.90	4.06	2.14	1.54	1.02
First Payment Date	Jun-03	Jun-03	Jun-03	Jun-03	Jun-03
Last Payment Date	May-31	Jan-16	Feb-10	Aug-08	Feb-06

AV-2	0% CPR	15% CPR	28% CPR	35% CPR	45% CPR
Avg Life (yrs)	17.67	4.29	2.19	1.56	1.02
Modified Duration @ par (yrs)	15.01	4.06	2.13	1.54	1.02
First Payment Date	Jun-03	Jun-03	Jun-03	Jun-03	Jun-03
Last Payment Date	May-31	Jan-16	Feb-10	Aug-08	Feb-06

M-1	0% CPR	15% CPR	28% CPR	35% CPR	45% CPR
Avg Life (yrs)	25.32	8.38	4.76	4.57	3.68
Modified Duration @ par (yrs)	19.48	7.61	4.53	4.36	3.55
First Payment Date	Jan-24	May-07	Nov-06	Apr-07	Feb-06
Last Payment Date	May-31	Jan-16	Feb-10	Aug-08	Mar-07

M-2	0% CPR	15% CPR	28% CPR	35% CPR	45% CPR
Avg Life (yrs)	25.32	8.38	4.65	4.11	3.71
Modified Duration @ par (yrs)	17.00	7.19	4.28	3.83	3.49
First Payment Date	Jan-24	May-07	Aug-06	Oct-06	Oct-06
Last Payment Date	May-31	Jan-16	Feb-10	Aug-08	Mar-07

M-3	0% CPR	15% CPR	28% CPR	35% CPR	45% CPR
Avg Life (yrs)	25.32	8.38	4.61	3.97	3.44
Modified Duration @ par (yrs)	16.06	7.01	4.18	3.66	3.21
First Payment Date	Jan-24	May-07	Aug-06	Oct-06	Aug-06
Last Payment Date	May-31	Jan-16	Feb-10	Aug-08	Mar-07

M-4	0% CPR	15% CPR	28% CPR	35% CPR	45% CPR
Avg Life (yrs)	25.32	8.38	4.59	3.91	3.34
Modified Duration @ par (yrs)	14.39	6.69	4.04	3.53	3.06
First Payment Date	Jan-24	May-07	Jul-06	Aug-06	Jul-06
Last Payment Date	May-31	Jan-16	Feb-10	Aug-08	Mar-07

M-5	0% CPR	15% CPR	28% CPR	35% CPR	45% CPR
Avg Life (yrs)	25.32	8.38	4.58	3.86	3.23
Modified Duration @ par (yrs)	14.39	6.69	4.03	3.48	2.97
First Payment Date	Jan-24	May-07	Jun-06	Jul-06	May-06
Last Payment Date	May-31	Jan-16	Feb-10	Aug-08	Mar-07

M-6	0% CPR	15% CPR	28% CPR	35% CPR	45% CPR
Avg Life (yrs)	25.30	8.33	4.53	3.81	3.14
Modified Duration @ par (yrs)	14.39	6.66	3.99	3.44	2.89
First Payment Date	Jan-24	May-07	Jun-06	Jul-06	Apr-06
Last Payment Date	May-31	Jan-16	Feb-10	Aug-08	Mar-07

Sensitivity Analysis
To Maturity

AV-1	0% CPR	15% CPR	28% CPR	35% CPR	45% CPR
Avg Life (yrs)	17.55	4.61	2.39	1.71	1.02
Modified Duration @ par (yrs)	14.93	4.32	2.31	1.68	1.02
First Payment Date	Jun-03	Jun-03	Jun-03	Jun-03	Jun-03
Last Payment Date	Oct-32	May-28	Jun-18	Mar-15	Feb-06

AV-2	0% CPR	15% CPR	28% CPR	35% CPR	45% CPR
Avg Life (yrs)	17.72	4.62	2.39	1.71	1.02
Modified Duration @ par (yrs)	15.04	4.32	2.31	1.68	1.02
First Payment Date	Jun-03	Jun-03	Jun-03	Jun-03	Jun-03
Last Payment Date	Oct-32	May-28	Jun-18	Mar-15	Feb-06

M-1	0% CPR	15% CPR	28% CPR	35% CPR	45% CPR
Avg Life (yrs)	25.46	9.18	5.25	4.94	5.39
Modified Duration @ par (yrs)	19.55	8.19	4.94	4.69	5.08
First Payment Date	Jan-24	May-07	Nov-06	Apr-07	Feb-06
Last Payment Date	Aug-32	Apr-25	Dec-15	Mar-13	Jan-12

M-2	0% CPR	15% CPR	28% CPR	35% CPR	45% CPR
Avg Life (yrs)	25.45	9.10	5.09	4.45	4.05
Modified Duration @ par (yrs)	17.05	7.64	4.61	4.11	3.78
First Payment Date	Jan-24	May-07	Aug-06	Oct-06	Oct-06
Last Payment Date	Jul-32	Oct-23	Dec-14	May-12	Dec-09

M-3	0% CPR	15% CPR	28% CPR	35% CPR	45% CPR
Avg Life (yrs)	25.44	9.01	4.99	4.26	3.65
Modified Duration @ par (yrs)	16.10	7.39	4.46	3.89	3.39
First Payment Date	Jan-24	May-07	Aug-06	Oct-06	Aug-06
Last Payment Date	May-32	May-21	May-13	Feb-11	Jan-09

M-4	0% CPR	15% CPR	28% CPR	35% CPR	45% CPR
Avg Life (yrs)	25.43	8.94	4.92	4.17	3.53
Modified Duration @ par (yrs)	14.42	6.98	4.28	3.72	3.21
First Payment Date	Jan-24	May-07	Jul-06	Aug-06	Jul-06
Last Payment Date	Apr-32	Oct-20	Dec-12	Oct-10	Oct-08

M-5	0% CPR	15% CPR	28% CPR	35% CPR	45% CPR
Avg Life (yrs)	25.40	8.74	4.79	4.02	3.35
Modified Duration @ par (yrs)	14.41	6.88	4.18	3.60	3.06
First Payment Date	Jan-24	May-07	Jun-06	Jul-06	May-06
Last Payment Date	Jan-32	Jun-19	Feb-12	Feb-10	Apr-08

M-6	0% CPR	15% CPR	28% CPR	35% CPR	45% CPR
Avg Life (yrs)	25.31	8.38	4.55	3.83	3.15
Modified Duration @ par (yrs)	14.39	6.68	4.01	3.45	2.90
First Payment Date	Jan-24	May-07	Jun-06	Jul-06	Apr-06
Last Payment Date	Jul-31	Dec-16	Sep-10	Jan-09	Jun-07


Deutsche Bank

IO Sensitivity Analysis

To 10% Call

	28% CPR	50% CPR	55% CPR	60% CPR	61% CPR	62% CPR	63% CPR
Yield at 10.3988	3.250	3.250	3.250	3.250	3.250	0.959	-1.493
Modified Duration (yrs)	1.12	1.12	1.12	1.12	1.12	1.11	1.10
Last Interest Payment Prd	30	30	30	30	30	29	28

Cap Agreement Schedule

Group I Cap Schedule

Period	Date	Notional Amount	Strike Rate	Ceiling
1	6/25/2003	370,651,000.00	8.410	14.000
2	7/25/2003	360,354,000.00	7.270	14.000
3	8/25/2003	350,341,000.00	7.020	14.000
4	9/25/2003	340,604,000.00	7.000	14.000
5	10/25/2003	331,136,000.00	7.220	14.000
6	11/25/2003	321,929,000.00	6.970	14.000
7	12/25/2003	312,975,000.00	7.180	14.000
8	1/25/2004	304,269,000.00	6.930	14.000
9	2/25/2004	295,803,000.00	6.910	14.000
10	3/25/2004	287,571,000.00	7.370	14.000
11	4/25/2004	279,565,000.00	7.010	14.000
12	5/25/2004	271,781,000.00	7.220	14.000
13	6/25/2004	264,211,000.00	6.970	14.000
14	7/25/2004	256,851,000.00	7.190	14.000
15	8/25/2004	249,694,000.00	6.940	14.000
16	9/25/2004	242,735,000.00	6.920	14.000
17	10/25/2004	235,967,000.00	7.250	14.000
18	11/25/2004	229,391,000.00	8.700	14.000
19	12/25/2004	223,048,000.00	8.990	14.000
20	1/25/2005	216,881,000.00	8.660	14.000
21	2/25/2005	210,883,000.00	8.810	14.000
22	3/25/2005	205,050,000.00	9.720	14.000
23	4/25/2005	199,377,000.00	8.800	14.000
24	5/25/2005	193,861,000.00	9.880	14.000
25	6/25/2005	188,511,000.00	9.530	14.000
26	7/25/2005	183,308,000.00	9.800	14.000
27	8/25/2005	178,248,000.00	9.430	14.000
28	9/25/2005	173,327,000.00	9.380	14.000
29	10/25/2005	168,540,000.00	9.700	14.000
30	11/25/2005	163,886,000.00	10.080	14.000

Group II Cap Schedule

Period	Date	Notional Amount	Strike Rate	Ceiling
1	12/25/2005	83,799,000.00	7.730	14.000
2	1/25/2006	81,467,000.00	6.680	14.000
3	2/25/2006	79,200,000.00	6.450	14.000
4	3/25/2006	76,996,000.00	6.430	14.000
5	4/25/2006	74,853,000.00	6.620	14.000
6	5/25/2006	72,768,000.00	6.390	14.000
7	6/25/2006	70,742,000.00	6.580	14.000
8	7/25/2006	68,771,000.00	6.340	14.000
9	8/25/2006	66,855,000.00	6.320	14.000
10	9/25/2006	64,992,000.00	6.730	14.000
11	10/25/2006	63,180,000.00	6.400	14.000
12	11/25/2006	61,418,000.00	6.600	14.000
13	12/25/2006	59,705,000.00	6.360	14.000
14	1/25/2007	58,040,000.00	6.550	14.000
15	2/25/2007	56,420,000.00	6.320	14.000
16	3/25/2007	54,846,000.00	6.290	14.000
17	4/25/2007	53,315,000.00	6.640	14.000
18	5/25/2007	51,827,000.00	7.830	14.000
19	6/25/2007	50,391,000.00	8.160	14.000
20	7/25/2007	48,996,000.00	7.860	14.000
21	8/25/2007	47,639,000.00	8.000	14.000
22	9/25/2007	46,319,000.00	8.810	14.000
23	10/25/2007	45,036,000.00	7.990	14.000
24	11/25/2007	43,788,000.00	8.910	14.000
25	12/25/2007	42,578,000.00	8.620	14.000
26	1/25/2008	41,401,000.00	8.850	14.000
27	2/25/2008	40,257,000.00	8.510	14.000
28	3/25/2008	39,144,000.00	8.460	14.000
29	4/25/2008	38,061,000.00	8.750	14.000
30	5/25/2008	37,009,000.00	9.090	14.000


Deutsche Bank

Group I Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate
1	6/25/2003	13.99
2	7/25/2003	14.00
3	8/25/2003	14.00
4	9/25/2003	14.00
5	10/25/2003	14.00
6	11/25/2003	14.00
7	12/25/2003	14.00
8	1/25/2004	14.00
9	2/25/2004	14.00
10	3/25/2004	14.00
11	4/25/2004	13.99
12	5/25/2004	14.00
13	6/25/2004	14.00
14	7/25/2004	13.99
15	8/25/2004	13.99
16	9/25/2004	13.99
17	10/25/2004	14.02
18	11/25/2004	14.29
19	12/25/2004	14.32
20	1/25/2005	14.33
21	2/25/2005	14.33
22	3/25/2005	14.38
23	4/25/2005	14.38
24	5/25/2005	14.60
25	6/25/2005	14.62
26	7/25/2005	14.67
27	8/25/2005	14.68
28	9/25/2005	14.72
29	10/25/2005	14.78
30	11/25/2005	15.03
31	12/25/2005	12.32
32	1/25/2006	11.93
33	2/25/2006	11.93
34	3/25/2006	13.21
35	4/25/2006	11.98
36	5/25/2006	13.06
37	6/25/2006	12.67
38	7/25/2006	13.09
39	8/25/2006	12.67
40	9/25/2006	12.67
41	10/25/2006	13.09

Period	Date	Net WAC Pass-Through Rate
42	11/25/2006	12.67
43	12/25/2006	13.11
44	1/25/2007	12.69
45	2/25/2007	12.69
46	3/25/2007	14.05
47	4/25/2007	12.69
48	5/25/2007	13.12
49	6/25/2007	12.70
50	7/25/2007	13.13
51	8/25/2007	12.70
52	9/25/2007	12.71
53	10/25/2007	13.13
54	11/25/2007	12.71
55	12/25/2007	13.13
56	1/25/2008	12.71
57	2/25/2008	12.71
58	3/25/2008	13.59
59	4/25/2008	12.72
60	5/25/2008	13.14
61	6/25/2008	12.72
62	7/25/2008	13.14
63	8/25/2008	12.72
64	9/25/2008	12.72
65	10/25/2008	13.15
66	11/25/2008	12.73
67	12/25/2008	13.15
68	1/25/2009	12.73
69	2/25/2009	12.73
70	3/25/2009	14.10
71	4/25/2009	12.73
72	5/25/2009	13.16
73	6/25/2009	12.74
74	7/25/2009	13.16
75	8/25/2009	12.74
76	9/25/2009	12.74
77	10/25/2009	13.17
78	11/25/2009	12.74
79	12/25/2009	13.17
80	1/25/2010	12.75
81	2/25/2010	12.75
82	3/25/2010	14.12

**Assumptions:*

CPR: 28%

1 Month LIBOR: 20.00%

6 Month LIBOR: 20.00%

Group II Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate
1	6/25/2003	14.00
2	7/25/2003	14.01
3	8/25/2003	14.01
4	9/25/2003	14.01
5	10/25/2003	14.02
6	11/25/2003	14.02
7	12/25/2003	14.02
8	1/25/2004	14.03
9	2/25/2004	14.03
10	3/25/2004	14.04
11	4/25/2004	14.04
12	5/25/2004	14.04
13	6/25/2004	14.05
14	7/25/2004	14.05
15	8/25/2004	14.05
16	9/25/2004	14.06
17	10/25/2004	14.09
18	11/25/2004	14.36
19	12/25/2004	14.42
20	1/25/2005	14.42
21	2/25/2005	14.43
22	3/25/2005	14.50
23	4/25/2005	14.50
24	5/25/2005	14.72
25	6/25/2005	14.75
26	7/25/2005	14.81
27	8/25/2005	14.82
28	9/25/2005	14.85
29	10/25/2005	14.94
30	11/25/2005	15.20
31	12/25/2005	11.49
32	1/25/2006	11.12
33	2/25/2006	11.12
34	3/25/2006	12.32
35	4/25/2006	11.19
36	5/25/2006	12.19
37	6/25/2006	11.84
38	7/25/2006	12.23
39	8/25/2006	11.84
40	9/25/2006	11.84
41	10/25/2006	12.24

Period	Date	Net WAC Pass-Through Rate
42	11/25/2006	11.88
43	12/25/2006	12.28
44	1/25/2007	11.89
45	2/25/2007	11.89
46	3/25/2007	13.16
47	4/25/2007	11.89
48	5/25/2007	12.32
49	6/25/2007	11.92
50	7/25/2007	12.32
51	8/25/2007	11.92
52	9/25/2007	11.92
53	10/25/2007	12.32
54	11/25/2007	11.93
55	12/25/2007	12.33
56	1/25/2008	11.93
57	2/25/2008	11.93
58	3/25/2008	12.76
59	4/25/2008	11.94
60	5/25/2008	12.33
61	6/25/2008	11.94
62	7/25/2008	12.34
63	8/25/2008	11.94
64	9/25/2008	11.94
65	10/25/2008	12.34
66	11/25/2008	11.95
67	12/25/2008	12.35
68	1/25/2009	11.95
69	2/25/2009	11.95
70	3/25/2009	13.23
71	4/25/2009	11.96
72	5/25/2009	12.36
73	6/25/2009	11.96
74	7/25/2009	12.36
75	8/25/2009	11.96
76	9/25/2009	11.96
77	10/25/2009	12.36
78	11/25/2009	11.97
79	12/25/2009	12.37
80	1/25/2010	11.97
81	2/25/2010	11.97
82	3/25/2010	13.26

Assumptions:

CPR: 28%

1 Month LIBOR: 20.00%

6 Month LIBOR: 20.00%

Aggregate Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate
1	6/25/2003	14.00
2	7/25/2003	14.00
3	8/25/2003	14.00
4	9/25/2003	14.00
5	10/25/2003	14.00
6	11/25/2003	14.00
7	12/25/2003	14.01
8	1/25/2004	14.01
9	2/25/2004	14.01
10	3/25/2004	14.01
11	4/25/2004	14.00
12	5/25/2004	14.01
13	6/25/2004	14.01
14	7/25/2004	14.00
15	8/25/2004	14.00
16	9/25/2004	14.01
17	10/25/2004	14.03
18	11/25/2004	14.30
19	12/25/2004	14.34
20	1/25/2005	14.35
21	2/25/2005	14.35
22	3/25/2005	14.41
23	4/25/2005	14.40
24	5/25/2005	14.63
25	6/25/2005	14.64
26	7/25/2005	14.70
27	8/25/2005	14.71
28	9/25/2005	14.74
29	10/25/2005	14.81
30	11/25/2005	15.06
31	12/25/2005	12.17
32	1/25/2006	11.78
33	2/25/2006	11.78
34	3/25/2006	13.04
35	4/25/2006	11.83
36	5/25/2006	12.90
37	6/25/2006	12.51
38	7/25/2006	12.93
39	8/25/2006	12.52
40	9/25/2006	12.52
41	10/25/2006	12.94

Period	Date	Net WAC Pass-Through Rate
42	11/25/2006	12.53
43	12/25/2006	12.96
44	1/25/2007	12.54
45	2/25/2007	12.54
46	3/25/2007	13.89
47	4/25/2007	12.54
48	5/25/2007	12.97
49	6/25/2007	12.56
50	7/25/2007	12.98
51	8/25/2007	12.56
52	9/25/2007	12.56
53	10/25/2007	12.98
54	11/25/2007	12.56
55	12/25/2007	12.98
56	1/25/2008	12.57
57	2/25/2008	12.57
58	3/25/2008	13.44
59	4/25/2008	12.57
60	5/25/2008	12.99
61	6/25/2008	12.57
62	7/25/2008	13.00
63	8/25/2008	12.58
64	9/25/2008	12.58
65	10/25/2008	13.00
66	11/25/2008	12.58
67	12/25/2008	13.00
68	1/25/2009	12.59
69	2/25/2009	12.59
70	3/25/2009	13.94
71	4/25/2009	12.59
72	5/25/2009	13.01
73	6/25/2009	12.59
74	7/25/2009	13.01
75	8/25/2009	12.60
76	9/25/2009	12.60
77	10/25/2009	13.02
78	11/25/2009	12.60
79	12/25/2009	13.02
80	1/25/2010	12.60
81	2/25/2010	12.61
82	3/25/2010	13.96

*Assumptions:

CPR: 28%

1 Month LIBOR: 20.00%

6 Month LIBOR: 20.00%


Deutsche Bank

AGGREGATE COLLATERAL TABLES

All the following tables are as of the Cut-off Date of May 1, 2003.

SUMMARY – AGGREGATE POOL			
Number of Mortgage Loans:	3,732	Index Type:	
Aggregate Principal Balance:	$454,449,306	6 Month LIBOR:	74.38%
Conforming Principal Balance Loans:	$390,571,741	Fixed Rate:	25.62%
Average Principal Balance:	$121,771	Weighted Average Initial Periodic Cap:	3.001%
Range:	$2,542 – 528,847	Weighted Average Subsequent Periodic Cap:	1.499%
Weighted Average Coupon:	8.237%	Weighted Average Lifetime Rate Cap:	6.998%
Range:	5.450% - 14.750%	Property Type:	
Weighted Average Gross Margin:	6.989%	Single Family:	83.78%
Range:	6.900% - 6.990%	PUD:	0.00%
Weighted Average Remaining Term:	338 months	2-4 Family:	9.04%
Range:	50 months - 354 months	Condo:	7.05%
Weighted Average Seasoning:	7 months	Manufactured Housing:	0.13%
Latest Maturity Date:	November 2, 2032	Occupancy Status:	
State Concentration (>5%):		Primary:	93.85%
California:	45.86%	Investment:	5.32%
Florida:	9.46%	Second Home:	0.83%
New York:	7.37%	Documentation Status:	
Weighted Average Combined Original LTV:	80.75%	Full:	58.08%
Range:	20.00% - 100.00%	Limited:	9.39%
First Liens:	90.71%	Stated:	32.53%
Non-Balloon Loans:	99.94%	No Documentation	0.00%
Weighted Average FICO Score:	613	Weighted Average Prepayment Penalty - Term:	26 months
		Loans with Prepay Penalties:	96.33%



Collateral Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Fixed Rate	1,772	$116,419,339.45	25.62%
ARM	1,960	338,029,966.41	74.38
Total:	**3,732**	**$454,449,305.86**	**100.00%**

Principal Balance at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
0.01 - 50,000.00	1,121	$26,446,843.70	5.78%
50,000.01 - 100,000.00	755	55,519,838.78	12.14
100,000.01 - 150,000.00	604	74,954,841.56	16.39
150,000.01 - 200,000.00	496	86,406,256.74	18.90
200,000.01 - 250,000.00	319	71,057,328.27	15.54
250,000.01 - 300,000.00	199	54,617,484.00	11.95
300,000.01 - 350,000.00	110	35,632,508.00	7.79
350,000.01 - 400,000.00	72	27,291,725.00	5.97
400,000.01 - 450,000.00	29	12,195,216.00	2.67
450,000.01 - 500,000.00	24	11,531,243.00	2.52
500,000.01 - 550,000.00	3	1,564,336.00	0.34
Total:	**3,732**	**$457,217,621.05**	**100.00%**


Deutsche Bank

Remaining Principal Balance ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	1,129	$26,437,356.83	5.82%
50,000.01 - 100,000.00	751	55,188,753.91	12.14
100,000.01 - 150,000.00	606	75,068,220.40	16.52
150,000.01 - 200,000.00	493	85,633,094.08	18.84
200,000.01 - 250,000.00	320	71,078,937.98	15.64
250,000.01 - 300,000.00	198	54,239,188.35	11.94
300,000.01 - 350,000.00	108	34,875,295.28	7.67
350,000.01 - 400,000.00	72	27,175,973.85	5.98
400,000.01 - 450,000.00	28	11,732,933.72	2.58
450,000.01 - 500,000.00	24	11,462,169.93	2.52
500,000.01 - 550,000.00	3	1,557,381.53	0.34
Total:	**3,732**	**$454,449,305.86**	**100.00%**

Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.000 - 5.499	1	$396,505.09	0.09%
5.500 - 5.999	25	4,877,699.36	1.07
6.000 - 6.499	139	31,287,376.92	6.88
6.500 - 6.999	351	73,469,006.14	16.17
7.000 - 7.499	240	46,682,695.49	10.27
7.500 - 7.999	447	86,416,733.47	19.02
8.000 - 8.499	229	38,692,725.65	8.51
8.500 - 8.999	376	60,407,911.29	13.29
9.000 - 9.499	209	27,723,484.64	6.10
9.500 - 9.999	379	33,842,786.20	7.45
10.000 - 10.499	212	13,235,832.96	2.91
10.500 - 10.999	281	12,873,208.38	2.83
11.000 - 11.499	61	2,554,526.00	0.56
11.500 - 11.999	195	4,736,626.42	1.04
12.000 - 12.499	157	2,546,954.11	0.56
12.500 - 12.999	258	9,441,424.25	2.08
13.000 - 13.499	79	3,010,378.01	0.66
13.500 - 13.999	79	2,171,894.41	0.48
14.000 - 14.499	1	3,505.17	0.00
14.500 - 14.999	13	78,031.90	0.02
Total:	**3,732**	**$454,449,305.86**	**100.00%**

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	1,415	$208,419,048.37	45.86%
Florida	497	43,009,211.12	9.46
New York	181	33,485,973.08	7.37
Illinois	188	20,838,664.89	4.59
Colorado	116	14,116,699.38	3.11
New Jersey	98	13,908,141.47	3.06
Massachusetts	74	12,812,223.34	2.82
Arizona	130	11,332,714.82	2.49
Connecticut	75	7,777,062.52	1.71
Texas	101	7,714,549.69	1.70
Maryland	54	7,654,427.28	1.68
Minnesota	69	7,543,775.57	1.66
Hawaii	55	6,139,676.31	1.35
Michigan	66	5,629,635.83	1.24
Virginia	56	5,579,760.63	1.23
North Carolina	66	5,555,896.83	1.22
Nevada	72	5,168,429.62	1.14
Washington	49	4,957,680.45	1.09
Ohio	49	4,338,332.09	0.95
Wisconsin	51	4,292,408.41	0.94
Pennsylvania	33	3,332,029.73	0.73
Missouri	40	2,759,570.18	0.61
Georgia	30	2,726,264.58	0.60
Oklahoma	22	2,715,976.59	0.60
Tennessee	19	1,739,877.83	0.38
South Carolina	19	1,631,943.49	0.36
Arkansas	17	1,577,266.56	0.35
New Hampshire	11	1,394,713.97	0.31
Oregon	13	1,336,627.65	0.29
Utah	15	1,085,646.56	0.24
Indiana	18	1,081,677.97	0.24
Rhode Island	5	630,475.18	0.14
Kansas	4	445,556.81	0.10
Iowa	5	424,265.67	0.09
Idaho	9	395,632.31	0.09
Montana	3	244,987.43	0.05
Maine	2	243,588.63	0.05
Delaware	1	165,949.64	0.04
Kentucky	2	130,862.38	0.03
Wyoming	1	108,114.64	0.02
Vermont	1	3,966.36	0.00
Total:	**3,732**	**$454,449,305.86**	**100.00%**

Months Remaining	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1 – 60	108	$610,903.16	0.13%
61 - 120	313	3,660,107.92	0.81
121 - 180	286	10,438,926.61	2.30
181 - 240	701	33,832,790.25	7.44
301 - 360	2,324	405,906,577.92	89.32
Total:	**3,732**	**$454,449,305.86**	**100.00%**

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	3,173	$380,760,139.38	83.78%
2-4 Family	236	41,077,818.41	9.04
Condo	317	32,036,970.56	7.05
Manufactured Housing	6	574,377.51	0.13
Total:	**3,732**	**$454,449,305.86**	**100.00%**

Combined Original Loan-to-Value Ratio (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 50.00	67	$8,876,968.96	1.95%
50.01 - 55.00	26	4,783,982.55	1.05
55.01 - 60.00	50	9,338,645.53	2.05
60.01 - 65.00	100	18,402,731.46	4.05
65.01 - 70.00	161	26,320,343.14	5.79
70.01 - 75.00	269	46,063,789.55	10.14
75.01 - 80.00	955	164,732,343.31	36.25
80.01 - 85.00	238	39,332,071.89	8.65
85.01 - 90.00	574	89,871,435.88	19.78
90.01 - 95.00	379	7,038,984.84	1.55
95.01 - 100.00	913	39,688,008.75	8.73
Total:	**3,732**	**$454,449,305.86**	**100.00%**

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full	2,371	$263,925,341.65	58.08%
Stated Documentation	1,068	147,831,706.82	32.53
Limited	293	42,692,257.39	9.39
Total:	**3,732**	**$454,449,305.86**	**100.00%**

FICO Score	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
500 – 524	196	$28,774,551.55	6.33%
525 – 549	232	35,060,743.44	7.71
550 – 574	418	47,192,750.37	10.38
575 – 599	672	78,969,150.39	17.38
600 – 624	681	76,226,488.49	16.77
625 – 649	725	83,647,319.60	18.41
650 – 674	376	43,913,270.37	9.66
675 – 699	221	29,420,406.06	6.47
700 - 724	105	15,342,535.06	3.38
725 – 749	66	9,040,840.42	1.99
750 – 774	22	3,981,643.19	0.88
775 - 799	15	2,116,441.48	0.47
800 >=	3	763,165.44	0.17
Total:	**3,732**	**$454,449,305.86**	**100.00%**

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance - Cashout	1,616	$246,371,249.62	54.21%
Purchase	2,037	194,662,955.44	42.83
Refinance - Rate Term	79	13,415,100.80	2.95
Total:	**3,732**	**$454,449,305.86**	**100.00%**

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Primary	3,489	$426,517,454.95	93.85%
Non-Owner Occupied	210	24,167,620.28	5.32
Second Home	33	3,764,230.63	0.83
Total:	**3,732**	**$454,449,305.86**	**100.00%**

Month Year Of Next Rate Adjustment	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
June 2004	4	$622,358.96	0.18%
July 2004	16	3,150,557.35	0.93
August 2004	57	9,252,306.08	2.74
September 2004	270	46,274,572.02	13.69
October 2004	534	91,613,165.25	27.1
November 2004	1,050	181,935,955.34	53.82
September 2005	1	357,810.95	0.11
October 2005	13	2,574,649.65	0.76
November 2005	15	2,248,590.81	0.67
Total:	**1,960**	**$338,029,966.41**	**100.00%**

Gross Margin (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
6.500 - 6.999	1,960	$338,029,966.41	100.00%
Total:	**1,960**	**$338,029,966.41**	**100.00%**

Maximum Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
12.500 - 12.999	15	$2,834,567.30	0.84%
13.000 - 13.499	85	18,409,794.46	5.45
13.500 - 13.999	236	48,467,295.00	14.34
14.000 - 14.499	201	38,659,153.06	11.44
14.500 - 14.999	371	74,066,508.00	21.91
15.000 - 15.499	202	34,752,398.56	10.28
15.500 - 15.999	338	55,130,284.42	16.31
16.000 - 16.499	198	26,708,817.49	7.9
16.500 - 16.999	187	24,664,761.77	7.3
17.000 - 17.499	54	6,425,665.06	1.9
17.500 - 17.999	35	3,714,054.56	1.1
18.000 - 18.499	14	1,550,039.37	0.46
18.500 - 18.999	14	1,544,432.45	0.46
19.000 - 19.499	5	506,958.48	0.15
19.500 - 19.999	5	595,236.43	0.18
Total:	**1,960**	**$338,029,966.41**	**100.00%**

Minimum Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.500 - 5.999	15	$2,834,567.30	0.84%
6.000 - 6.499	84	18,111,362.21	5.36
6.500 - 6.999	236	48,467,295.00	14.34
7.000 - 7.499	201	38,659,153.06	11.44
7.500 - 7.999	371	74,066,508.00	21.91
8.000 - 8.499	203	35,050,830.81	10.37
8.500 - 8.999	338	55,130,284.42	16.31
9.000 - 9.499	198	26,708,817.49	7.9
9.500 - 9.999	187	24,664,761.77	7.3
10.000 - 10.499	54	6,425,665.06	1.9
10.500 - 10.999	35	3,714,054.56	1.1
11.000 - 11.499	14	1,550,039.37	0.46
11.500 - 11.999	14	1,544,432.45	0.46
12.000 - 12.499	5	506,958.48	0.15
12.500 - 12.999	5	595,236.43	0.18
Total:	**1,960**	**$338,029,966.41**	**100.00%**

Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
3.000	1,959	$337,923,351.85	99.97%
5.000	1	106,614.56	0.03
Total:	**1,960**	**$338,029,966.41**	**100.00%**

GROUP I COLLATERAL TABLES

All the following tables are as of the Cut-off Date of May 1, 2003.

SUMMARY – GROUP I POOL			
Number of Group I Mortgage Loans:	3,351	Index Type:	
Aggregate Principal Balance:	$370,650,578	6 Month LIBOR:	75.00%
Conforming Principal Balance Loans:	$370,650,578	Fixed Rate:	25.00%
Average Principal Balance:	$110,609	Weighted Average Initial Periodic Cap:	3.001%
Range:	$2,542 - $527,764	Weighted Average Subsequent Periodic Cap:	1.499%
Weighted Average Coupon:	8.344%	Weighted Average Lifetime Rate Cap:	6.998%
Range:	5.700% - 14.750%	Property Type:	
Weighted Average Gross Margin:	6.990%	Single Family:	82.70%
Range:	6.900% - 6.990%	PUD:	0.00%
Weighted Average Remaining Term:	337 months	2-4 Family:	10.19%
Range:	50 months - 354 months	Condo:	6.96%
Weighted Average Seasoning:	7 months	Manufactured Housing:	0.15%
Latest Maturity Date:	November 2, 2032	Occupancy Status:	
State Concentration (>5%):		Primary:	93.35%
California:	39.98%	Investment:	5.67%
Florida:	10.70%	Second Home:	0.98%
New York:	7.29%	Documentation Status:	
Illinois:	5.14%	Full:	59.47%
Weighted Average Combined Original LTV:	81.10%	Limited:	31.12%
Range:	20.00% - 100.00%	Stated:	9.41%
First Liens:	90.17%	No Documentation	0.00%
Non-Balloon Loans:	99.93%	Weighted Average Prepayment Penalty - Term:	26 months
Weighted Average FICO Score:	610	Loans with Prepay Penalties:	96.33%


Deutsche Bank

Collateral Type	Number of Group I Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Fixed Rate	1,581	$92,673,607.70	25.00%
ARM	1,770	277,976,970.22	75.00
Total:	**3,351**	**$370,650,577.92**	**100.00%**

Principal Balance at Origination ($)	Number of Group I Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
0.01 - 50,000.00	1,052	$24,842,115.70	6.66%
50,000.01 - 100,000.00	688	50,855,778.78	13.64
100,000.01 - 150,000.00	576	71,340,141.56	19.13
150,000.01 - 200,000.00	476	83,082,656.74	22.28
200,000.01 - 250,000.00	299	66,654,638.27	17.88
250,000.01 - 300,000.00	183	50,315,746.00	13.49
300,000.01 - 350,000.00	59	18,597,025.00	4.99
350,000.01 - 400,000.00	12	4,558,050.00	1.22
400,000.01 - 450,000.00	4	1,632,750.00	0.44
450,000.01 - 500,000.00	1	472,500.00	0.13
500,000.01 - 550,000.00	1	530,000.00	0.14
Total:	**3,351**	**$372,881,402.05**	**100.00%**

Remaining Principal Balance ($)	Number of Group I Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	1,060	$24,870,608.54	6.71%
50,000.01 - 100,000.00	684	50,563,853.03	13.64
100,000.01 - 150,000.00	577	71,322,240.54	19.24
150,000.01 - 200,000.00	474	82,480,276.72	22.25
200,000.01 - 250,000.00	300	66,702,195.78	18
250,000.01 - 300,000.00	182	49,963,847.44	13.48
300,000.01 - 350,000.00	56	17,588,704.97	4.75
350,000.01 - 400,000.00	12	4,536,069.54	1.22
400,000.01 - 450,000.00	4	1,625,113.51	0.44
450,000.01 - 500,000.00	1	469,903.72	0.13
500,000.01 - 550,000.00	1	527,764.13	0.14
Total:	**3,351**	**$370,650,577.92**	**100.00%**

Mortgage Rate (%)	Number of Group I Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.000 - 5.999	21	$3,680,402.02	0.99%
6.000 - 6.499	103	20,494,180.79	5.53
6.500 - 6.999	301	57,218,599.03	15.44
7.000 - 7.499	205	35,692,343.21	9.63
7.500 - 7.999	385	66,037,872.09	17.82
8.000 - 8.499	217	35,282,548.76	9.52
8.500 - 8.999	352	52,696,332.91	14.22
9.000 - 9.499	199	25,144,518.82	6.78
9.500 - 9.999	339	28,347,467.65	7.65
10.000 - 10.499	198	12,516,232.81	3.38
10.500 - 10.999	259	11,858,182.32	3.2
11.000 - 11.499	57	2,443,366.83	0.66
11.500 - 11.999	181	4,377,946.93	1.18
12.000 - 12.499	143	2,271,298.15	0.61
12.500 - 12.999	229	7,960,125.43	2.15
13.000 - 13.499	71	2,539,192.38	0.69
13.500 - 13.999	77	2,008,430.72	0.54
14.000 - 14.499	1	3,505.17	0
14.500 - 14.999	13	78,031.90	0.02
Total:	**3,351**	**$370,650,577.92**	**100.00%**

State	Number of Group I Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	1,116	$148,171,924.11	39.98%
Florida	485	39,663,713.65	10.7
New York	162	27,022,654.60	7.29
Illinois	180	19,049,512.79	5.14
Colorado	114	13,710,704.20	3.7
New Jersey	97	13,550,907.14	3.66
Massachusetts	67	11,114,411.69	3
Arizona	127	10,519,538.35	2.84
Connecticut	74	7,283,990.37	1.97
Minnesota	67	7,000,196.80	1.89
Texas	98	6,926,845.76	1.87
Hawaii	55	6,139,676.31	1.66
Maryland	45	5,808,917.15	1.57
Michigan	65	5,293,476.32	1.43
Nevada	71	4,828,139.70	1.3
North Carolina	63	4,696,292.03	1.27
Virginia	54	4,630,940.84	1.25
Wisconsin	51	4,292,408.41	1.16
Washington	46	4,054,875.69	1.09
Ohio	48	3,880,599.31	1.05
Pennsylvania	33	3,332,029.73	0.9
Missouri	40	2,759,570.18	0.74
Georgia	30	2,726,264.58	0.74
Oklahoma	21	2,259,748.10	0.61
Tennessee	19	1,739,877.83	0.47
Arkansas	16	1,572,638.13	0.42
New Hampshire	11	1,394,713.97	0.38
Oregon	13	1,336,627.65	0.36
South Carolina	18	1,293,468.84	0.35
Utah	15	1,085,646.56	0.29
Indiana	18	1,081,677.97	0.29
Kansas	4	445,556.81	0.12
Iowa	5	424,265.67	0.11
Idaho	9	395,632.31	0.11
Rhode Island	4	265,665.29	0.07
Montana	3	244,987.43	0.07
Maine	2	243,588.63	0.07
Delaware	1	165,949.64	0.04
Kentucky	2	130,862.38	0.04
Wyoming	1	108,114.64	0.03
Vermont	1	3,966.36	0
Total:	**3,351**	**$370,650,577.92**	**100.00%**

Months Remaining	Number of Group I Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1 – 60	101	$558,108.03	0.15%
61 – 120	290	3,282,067.25	0.89
121 - 180	270	9,448,639.84	2.55
181 - 240	611	28,235,898.12	7.62
301 - 360	2,079	329,125,864.68	88.8
Total:	**3,351**	**$370,650,577.92**	**100.00%**

Property Type	Number of Group I Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	2,843	$306,514,548.56	82.70%
2-4 Family	224	37,778,432.34	10.19
Condo	278	25,783,219.51	6.96
Manufactured Housing	6	574,377.51	0.15
Total:	**3,351**	**$370,650,577.92**	**100.00%**

Combined Original Loan-to-Value Ratio (%)	Number of Group I Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 50.00	62	$7,386,269.34	1.99%
50.01 - 55.00	24	3,978,818.66	1.07
55.01 - 60.00	43	6,897,403.26	1.86
60.01 - 65.00	86	14,022,843.25	3.78
65.01 - 70.00	149	21,870,098.70	5.9
70.01 - 75.00	238	36,071,156.02	9.73
75.01 - 80.00	844	132,176,672.58	35.66
80.01 - 85.00	214	32,001,724.27	8.63
85.01 - 90.00	522	75,637,119.35	20.41
90.01 - 95.00	342	5,800,063.03	1.56
95.01 - 100.00	827	34,808,409.46	9.39
Total:	**3,351**	**$370,650,577.92**	**100.00%**

Program	Number of Group I Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full	2,143	$220,415,334.47	59.47%
Stated Documentation	942	115,348,992.08	31.12
Limted / Lite	266	34,886,251.37	9.41
Total:	**3,351**	**$370,650,577.92**	**100.00%**

FICO Score	Number of Group I Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
500 – 524	184	$25,147,103.84	6.78%
525 – 549	212	28,976,469.36	7.82
550 – 574	389	41,009,580.68	11.06
575 – 599	601	65,036,155.98	17.55
600 – 624	621	62,461,916.53	16.85
625 – 649	654	68,507,259.36	18.48
650 – 674	324	33,524,067.88	9.04
675 – 699	187	21,581,026.45	5.82
700 – 724	94	13,075,852.19	3.53
725 – 749	52	6,154,365.38	1.66
750 – 774	17	2,767,818.31	0.75
775 – 799	13	1,645,796.52	0.44
800 >=	3	763,165.44	0.21
Total:	**3,351**	**$370,650,577.92**	**100.00%**

Purpose	Number of Group I Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance - Cashout	1,432	$195,862,249.42	52.84%
Purchase	1,849	164,486,316.01	44.38
Refinance - Rate Term	70	10,302,012.49	2.78
Total:	**3,351**	**$370,650,577.92**	**100.00%**

Occupancy Status	Number of Group I Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Primary	3,122	$345,991,537.86	93.35%
Non-Owner Occupied	197	21,021,900.27	5.67
Second Home	32	3,637,139.79	0.98
Total:	**3,351**	**$370,650,577.92**	**100.00%**



Month Year Of Next Rate Adjustment	Number of Group I Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
June 2004	4	$622,358.96	0.22%
July 2004	12	1,747,281.73	0.63
August 2004	51	7,204,629.82	2.59
September 2004	247	39,843,946.05	14.33
October 2004	481	74,274,499.70	26.72
November 2004	953	151,312,645.26	54.43
October 2005	10	1,435,880.42	0.52
November 2005	12	1,535,728.28	0.55
Total:	**1,770**	**$277,976,970.22**	**100.00%**

Gross Margin (%)	Number of Group I Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
6.500 - 6.999	1,770	$277,976,970.22	100.00%
Total:	**1,770**	**$277,976,970.22**	**100.00%**

Maximum Mortgage Rate (%)	Number of Group I Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
12.500 - 12.999	13	$2,312,173.50	0.83%
13.000 - 13.499	70	13,914,818.52	5.01
13.500 - 13.999	208	39,516,765.28	14.22
14.000 - 14.499	172	29,383,319.23	10.57
14.500 - 14.999	316	55,176,000.98	19.85
15.000 - 15.499	190	31,342,221.67	11.28
15.500 - 15.999	314	47,418,706.04	17.06
16.000 - 16.499	189	24,204,186.25	8.71
16.500 - 16.999	173	20,628,048.28	7.42
17.000 - 17.499	53	6,319,644.72	2.27
17.500 - 17.999	35	3,714,054.56	1.34
18.000 - 18.499	14	1,550,039.37	0.56
18.500 - 18.999	13	1,394,796.91	0.5
19.000 - 19.499	5	506,958.48	0.18
19.500 - 19.999	5	595,236.43	0.21
Total:	**1,770**	**$277,976,970.22**	**100.00%**

Minimum Mortgage Rate (%)	Number of Group I Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.500 - 5.999	13	$2,312,173.50	0.83%
6.000 - 6.499	69	13,616,386.27	4.9
6.500 - 6.999	208	39,516,765.28	14.22
7.000 - 7.499	172	29,383,319.23	10.57
7.500 - 7.999	316	55,176,000.98	19.85
8.000 - 8.499	191	31,640,653.92	11.38
8.500 - 8.999	314	47,418,706.04	17.06
9.000 - 9.499	189	24,204,186.25	8.71
9.500 - 9.999	173	20,628,048.28	7.42
10.000 - 10.499	53	6,319,644.72	2.27
10.500 - 10.999	35	3,714,054.56	1.34
11.000 - 11.499	14	1,550,039.37	0.56
11.500 - 11.999	13	1,394,796.91	0.5
12.000 - 12.499	5	506,958.48	0.18
12.500 - 12.999	5	595,236.43	0.21
Total:	**1,770**	**$277,976,970.22**	**100.00%**

Initial Periodic Cap (%)	Number of Group I Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
3.000	1,769	$277,870,355.66	99.96%
5.000	1	106,614.56	0.04
Total:	**1,770**	**$277,976,970.22**	**100.00%**


Deutsche Bank

GROUP II BALANCE COLLATERAL TABLES

All the following tables are as of the Cut-off Date of May 1, 2003.

SUMMARY – GROUP II POOL			
Number of Group II Loans:	381	Index Type:	
Aggregate Principal Balance:	$83,798,728	6 Month LIBOR:	71.66%
Conforming Principal Balance Loans:	$19,921,163	Fixed Rate:	28.34%
Average Principal Balance:	$219,944	Weighted Average Initial Periodic Cap:	3.000%
Range:	$3,567 - $528,847	Weighted Average Subsequent Periodic Cap:	1.500%
Weighted Average Coupon:	7.763%	Weighted Average Lifetime Rate Cap:	7.000%
Range:	5.450% - 13.750%	Property Type:	
Weighted Average Gross Margin:	6.989%	Single Family:	88.60%
Range:	6.900% - 6.990%	PUD:	0.00%
Weighted Average Remaining Term:	342 months	2-4 Family:	3.94%
Range:	52 months - 354 months	Condo:	7.46%
Weighted Average Seasoning:	7 months	Manufactured Housing:	0.00%
Latest Maturity Date:	November 1, 2032	Occupancy Status:	
State Concentration (>5%):		Primary:	96.09%
California:	71.90%	Investment:	3.75%
New York:	7.71%	Second Home:	0.15%
Weighted Average Combined Original LTV:	79.22%	Documentation Status:	
Range:	31.57% - 100.00%	Full:	51.92%
First Liens:	93.08%	Limited:	9.32%
Non-Balloon Loans:	100.00%	Stated:	38.76%
Weighted Average FICO Score:	622	No Documentation	0.00%
		Weighted Average Prepayment Penalty - Term:	28 months
		Loans with Prepay Penalties:	96.35%

Collateral Type	Number of Group II Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Fixed Rate	191	$23,745,731.75	28.34%
ARM	190	60,052,996.19	71.66
Total:	**381**	**$83,798,727.94**	**100.00%**

Principal Balance at Origination ($)	Number of Group II Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
0.01 - 50,000.00	69	$1,604,728.00	1.90%
50,000.01 - 100,000.00	67	4,664,060.00	5.53
100,000.01 - 150,000.00	28	3,614,700.00	4.29
150,000.01 - 200,000.00	20	3,323,600.00	3.94
200,000.01 - 250,000.00	20	4,402,690.00	5.22
250,000.01 - 300,000.00	16	4,301,738.00	5.1
300,000.01 - 350,000.00	51	17,035,483.00	20.2
350,000.01 - 400,000.00	60	22,733,675.00	26.96
400,000.01 - 450,000.00	25	10,562,466.00	12.52
450,000.01 - 500,000.00	23	11,058,743.00	13.11
500,000.01 - 550,000.00	2	1,034,336.00	1.23
Total:	**381**	**$84,336,219.00**	**100.00%**

Remaining Principal Balance ($)	Number of Group II Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	69	$1,566,748.29	1.87%
50,000.01 - 100,000.00	67	4,624,900.88	5.52
100,000.01 - 150,000.00	29	3,745,979.86	4.47
150,000.01 - 200,000.00	19	3,152,817.36	3.76
200,000.01 - 250,000.00	20	4,376,742.20	5.22
250,000.01 - 300,000.00	16	4,275,340.91	5.1
300,000.01 - 350,000.00	52	17,286,590.31	20.63
350,000.01 - 400,000.00	60	22,639,904.31	27.02
400,000.01 - 450,000.00	24	10,107,820.21	12.06
450,000.01 - 500,000.00	23	10,992,266.21	13.12
500,000.01 - 550,000.00	2	1,029,617.40	1.23
Total:	**381**	**$83,798,727.94**	**100.00%**

Mortgage Rate (%)	Number of Group II Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.000 - 5.499	1	$396,505.09	0.47%
5.500 - 5.999	4	1,197,297.34	1.43
6.000 - 6.499	36	10,793,196.13	12.88
6.500 - 6.999	50	16,250,407.11	19.39
7.000 - 7.499	35	10,990,352.28	13.12
7.500 - 7.999	62	20,378,861.38	24.32
8.000 - 8.499	12	3,410,176.89	4.07
8.500 - 8.999	24	7,711,578.38	9.2
9.000 - 9.499	10	2,578,965.82	3.08
9.500 - 9.999	40	5,495,318.55	6.56
10.000 - 10.499	14	719,600.15	0.86
10.500 - 10.999	22	1,015,026.06	1.21
11.000 - 11.499	4	111,159.17	0.13
11.500 - 11.999	14	358,679.49	0.43
12.000 - 12.499	14	275,655.96	0.33
12.500 - 12.999	29	1,481,298.82	1.77
13.000 - 13.499	8	471,185.63	0.56
13.500 - 13.999	2	163,463.69	0.2
Total:	**381**	**$83,798,727.94**	**100.00%**

State	Number of Group II Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	299	$60,247,124.26	71.90%
New York	19	6,463,318.48	7.71
Florida	12	3,345,497.47	3.99
Maryland	9	1,845,510.13	2.2
Illinois	8	1,789,152.10	2.14
Massachusetts	7	1,697,811.65	2.03
Virginia	2	948,819.79	1.13
Washington	3	902,804.76	1.08
North Carolina	3	859,604.80	1.03
Arizona	3	813,176.47	0.97
Texas	3	787,703.93	0.94
Minnesota	2	543,578.77	0.65
Connecticut	1	493,072.15	0.59
Ohio	1	457,732.78	0.55
Oklahoma	1	456,228.49	0.54
Colorado	2	405,995.18	0.48
Rhode Island	1	364,809.89	0.44
New Jersey	1	357,234.33	0.43
Nevada	1	340,289.92	0.41
South Carolina	1	338,474.65	0.4
Michigan	1	336,159.51	0.4
Arkansas	1	4,628.43	0.01
Total:	**381**	**$83,798,727.94**	**100.00%**


Deutsche Bank

Months Remaining	Number of Group II Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1 – 60	7	$52,795.13	0.06%
61 – 120	23	378,040.67	0.45
121 – 180	16	990,286.77	1.18
181 – 240	90	5,596,892.13	6.68
301 - 360	245	76,780,713.24	91.63
Total:	**381**	**$83,798,727.94**	**100.00%**

Property Type	Number of Group II Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	330	$74,245,590.82	88.60%
Condo	39	6,253,751.05	7.46
2-4 Family	12	3,299,386.07	3.94
Total:	**381**	**$83,798,727.94**	**100.00%**

Combined Original Loan-to-Value Ratio (%)	Number of Group II Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 50.00	5	$1,490,699.62	1.78%
50.01 – 55.00	2	805,163.89	0.96
55.01 – 60.00	7	2,441,242.27	2.91
60.01 – 65.00	14	4,379,888.21	5.23
65.01 – 70.00	12	4,450,244.44	5.31
70.01 – 75.00	31	9,992,633.53	11.92
75.01 – 80.00	111	32,555,670.73	38.85
80.01 – 85.00	24	7,330,347.62	8.75
85.01 – 90.00	52	14,234,316.53	16.99
90.01 - 95.00	37	1,238,921.81	1.48
95.01 - 100.00	86	4,879,599.29	5.82
Total:	**381**	**$83,798,727.94**	**100.00%**

Program	Number of Group II Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full	228	$43,510,007.18	51.92%
Stated Documentation	126	32,482,714.74	38.76
Limited	27	7,806,006.02	9.32
Total:	**381**	**$83,798,727.94**	**100.00%**

FICO Score	Number of Group II Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
500 – 524	12	$3,627,447.71	4.33%
525 – 549	20	6,084,274.08	7.26
550 – 574	29	6,183,169.69	7.38
575 – 599	71	13,932,994.41	16.63
600 – 624	60	13,764,571.96	16.43
625 – 649	71	15,140,060.24	18.07
650 – 674	52	10,389,202.49	12.4
675 – 699	34	7,839,379.61	9.36
700 – 724	11	2,266,682.87	2.7
725 – 749	14	2,886,475.04	3.44
750 – 774	5	1,213,824.88	1.45
775 - 799	2	470,644.96	0.56
Total:	**381**	**$83,798,727.94**	**100.00%**

Purpose	Number of Group II Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance - Cashout	184	$50,509,000.20	60.27%
Purchase	188	30,176,639.43	36.01
Refinance - Rate Term	9	3,113,088.31	3.71
Total:	**381**	**$83,798,727.94**	**100.00%**

Occupancy Status	Number of Group II Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Primary	367	$80,525,917.09	96.09%
Non-Owner Occupied	13	3,145,720.01	3.75
Second Home	1	127,090.84	0.15
Total:	**381**	**$83,798,727.94**	**100.00%**

Month Year Of Next Rate Adjustment	Number of Group II Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
July 2004	4	$1,403,275.62	2.34%
August 2004	6	2,047,676.26	3.41
September 2004	23	6,430,625.97	10.71
October 2004	53	17,338,665.55	28.87
November 2004	97	30,623,310.08	50.99
September 2005	1	357,810.95	0.6
October 2005	3	1,138,769.23	1.9
November 2005	3	712,862.53	1.19
Total:	**190**	**$60,052,996.19**	**100.00%**

Gross Margin (%)	Number of Group II Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
6.500 – 6.999	190	$60,052,996.19	100.00%
Total:	**190**	**$60,052,996.19**	**100.00%**

Maximum Mortgage Rate (%)	Number of Group II Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
12.500 - 12.999	2	$522,393.80	0.87%
13.000 - 13.499	15	4,494,975.94	7.49
13.500 - 13.999	28	8,950,529.72	14.9
14.000 - 14.499	29	9,275,833.83	15.45
14.500 - 14.999	55	18,890,507.02	31.46
15.000 - 15.499	12	3,410,176.89	5.68
15.500 - 15.999	24	7,711,578.38	12.84
16.000 - 16.499	9	2,504,631.24	4.17
16.500 - 16.999	14	4,036,713.49	6.72
17.000 - 17.499	1	106,020.34	0.18
18.500 - 18.999	1	149,635.54	0.25
Total:	**190**	**$60,052,996.19**	**100.00%**

Minimum Mortgage Rate (%)	Number of Group II Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.500 - 5.999	2	$522,393.80	0.87%
6.000 - 6.499	15	4,494,975.94	7.49
6.500 - 6.999	28	8,950,529.72	14.9
7.000 - 7.499	29	9,275,833.83	15.45
7.500 - 7.999	55	18,890,507.02	31.46
8.000 - 8.499	12	3,410,176.89	5.68
8.500 - 8.999	24	7,711,578.38	12.84
9.000 - 9.499	9	2,504,631.24	4.17
9.500 - 9.999	14	4,036,713.49	6.72
10.000 - 10.499	1	106,020.34	0.18
11.500 - 11.999	1	149,635.54	0.25
Total:	**190**	**$60,052,996.19**	**100.00%**

Initial Periodic Cap (%)	Number of Group II Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
3.000	190	$60,052,996.19	100.00%
Total:	**190**	**$60,052,996.19**	**100.00%**

FOR ADDITIONAL INFORMATION PLEASE CALL:

Deutsche Bank Securities Inc. Securitized Products Group

Banking

Nita Cherry	212-250-7773
Ted Hsueh	212-250-6997
Brian Haklisch	212-250-8745

Whole Loan Trading

Michael Commaroto	212-250-3114
Paul Mangione	212-250-5786

Financial Engineering

Bill Yeung	212-250-6893
David Haynie	212-250-4519
Rebekah Berry	212-250-0795